

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Justin De Four
Chief Executive Officer
BioLife Sciences Inc.
2831 St. Rose Parkway #200
Henderson, NV 89052

      Re: BioLife Sciences Inc.
          Offering Statement on Form 1-A
          Filed May 31, 2022
          File No. 024-11898

Dear Mr. De Four:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Jonathan Leinwand, Esq.